Ballard Power Systems Inc.

News Release

Ballard Encourages Shareholders to Vote Their Shares
ISS Recommends Ballard Shareholders Vote FOR Resolutions in Relation to Sale of Certain Automotive Fuel Cell Assets

For Immediate Release – January 7, 2008

VANCOUVER, CANADA – Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) today announced that Institutional Shareholder Services (“ISS”), the leading independent proxy advisory firm for institutional investors involved in proxy voting matters, has issued a report recommending that shareholders vote FOR the ordinary resolution regarding the sale of Ballard’s automotive fuel cell assets to Daimler AG (“Daimler”) and Ford Motor Company (“Ford”). In addition, ISS recommends shareholders vote FOR the special resolution amending Ballard’s articles to cancel Class A and Class B shares, which give Daimler and Ford specific rights.

In recommending a vote FOR the ordinary resolution, ISS points out in its report that the proposed transaction will transfer considerable investment burden associated with automotive technology research onto Daimler and Ford, and will permit Ballard to focus on commercial operations in non-automotive segments. ISS states that it does not feel there will be any adverse impact on shareholder value and, as a result, supports the transaction.

In recommending a vote FOR the special resolution, ISS concludes in its report that shareholders’ interest is best served by simplification to a single class of shares with uniform rights and therefore ISS supports this proposal.

A special meeting of Ballard Power System’s shareholders will be held at 10:00 a.m. (Pacific time) on January 25, 2008 at the Westin Bayshore Hotel, 1601 Bayshore Drive, Vancouver, British Columbia. Ballard encourages all shareholders to cast their votes promptly, according to the directions contained on their proxy card or voting instruction form, to ensure that votes are counted in the tabulation prior to the special meeting. If shareholders have questions about the resolutions or need assistance voting their shares, they may call D.F. King & Co., Inc., who is assisting the Company in the solicitation, toll-free at 1-888-887-1266 (North America) or collect at (212) 269-5550.

Ballard has filed a Management Information Circular relating to its January 25, 2008 special meeting of shareholders with the appropriate Canadian and U.S. securities regulators. This document is available on www.sedar.com, www.sec.gov/edgar.shtml and on Ballard’s website, www.ballard.com. Shareholders are urged to read the Management Information Circular and all documents referenced in the Management Information Circular, as they contain important information.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) is recognized as a world leader in the design, development, manufacture and sale of zero-emission hydrogen fuel cells. Ballard’s mission is to make fuel cells a commercial reality. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

This release contains forward-looking statements that are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such assumptions relate to our financial forecasts and expectations regarding our product development efforts, manufacturing capacity, and market demand. These statements involve risks and uncertainties that may cause our actual results to be materially different, including, without limitation, the rate of mass adoption of our products, product development delays, changing environmental regulations, our ability to attract and retain business partners and customers, our access to funding, increased competition, our ability to protect our intellectual property, changes in our customers’ requirements, and our ability to provide the capital required for product development, operations and marketing. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements. For a detailed discussion of the risk factors that could affect Ballard’s future performance, please refer to our most recent Annual Information Form.

For further information, or to arrange an interview with a Ballard spokesperson, please call Rebecca Young at 604-454-0900. Ballard, the Ballard logo, Power to Change the World and Mark 9 SSL are registered trademarks of Ballard Power Systems Inc.